SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

The 2014 annual general meeting of shareholders (the “Annual General Meeting”) of Mobileye N.V. (the “Company”) will be held at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 1:00 P.M., Amsterdam time, on December 12, 2014. In accordance with Dutch law, only holders of record of the Company’s registered ordinary shares outstanding at the close of business in New York on November 14, 2014 are entitled to attend and vote at the Annual General Meeting.

Attached as an exhibit to this Form 6-K are copies of the Notice of and Agenda For the Annual General Meeting, Shareholders Circular and form of proxy card sent to shareholders on November 17, 2014.

Exhibit No.	Description of Exhibit

99.1	Notice of and Agenda For the Annual General Meeting to be held on December 12, 2014, Shareholders Circular and form of proxy card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2014

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer